

Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters that require a shareholder's vote. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing one of our Class A ordinary shares, are listed on the New York Stock Exchange in the United States under the symbol ZTO.

ZTO Express (Cayman) Inc.
中通快遞(開曼)有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2057)

ANNUAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED DECEMBER 31, 2025

The Board of ZTO Express (Cayman) Inc. is pleased to announce the unaudited annual consolidated results of the Group for the year ended December 31, 2025, together with the comparative figures for the corresponding period in 2024. These annual results have been prepared in accordance with U.S. GAAP and have been reviewed by the Audit Committee.

FINANCIAL HIGHLIGHTS

	For the Year Ended December 31,		
	2024	**2025**	Change *(%)*
	(RMB in thousands, except percentages and per share data)		
Revenues	44,280,720	**49,098,667**	10.9%
Cost of revenues	(30,563,628)	**(36,827,226)**	20.5%
Gross profit	13,717,092	**12,271,441**	(10.5)%
Net income	8,887,595	**9,235,661**	3.9%
Net income attributable to ordinary shareholders	8,816,835	**9,080,651**	3.0%
Non-GAAP Financial Measures:			
EBITDA[1]	15,094,281	**14,768,987**	(2.2)%
Adjusted EBITDA[2]	16,354,858	**15,045,634**	(8.0)%
Adjusted net income[3]	10,150,359	**9,512,688**	(6.3)%
Adjusted net income attributable to ordinary shareholders[4]	10,079,599	**9,357,678**	(7.2)%
Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders[5]			
Basic	RMB12.52	**RMB11.73**	(6.3)%
Diluted	RMB12.20	**RMB11.52**	(5.6)%

(1)   EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses which management aims to better represent the underlying business operations.

(2)   Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as impairment of investment in equity investees, gain/ loss on disposal of equity investees and subsidiaries which management aims to better represent the underlying business operations.

(3)   Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as impairment of investment in equity investees, gain/loss on disposal of equity investees and subsidiaries and corresponding tax impact in which management aims to better represent the underlying business operations.

(4)   Adjusted net income attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as net income attributable to ordinary shareholders of the Group excluding shared-based compensation expense and non-recurring items such as impairment of investment in equity investees, gain/loss on disposal of equity investees and subsidiaries which management aims to better represent the underlying business operations.

(5)   Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted ADS, respectively.

Non-GAAP Financial Measures

We use EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders, and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders, each a non-GAAP financial measure, in evaluating the Company's operating results and for financial and operational decision-making purposes.

We believe that such non-GAAP measures help identify underlying trends in the Company's business that could otherwise be distorted by the effect of the related expenses and gains that the Company includes in income from operations and net income, and provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company's operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. The Company encourages investors and others to review the Company's financial information in its entirety and not rely on a single financial measure.

The following table sets forth unaudited reconciliation of GAAP and non-GAAP results for the period indicated.

	For the year ended December 31,		
	2024	2025	
	RMB	RMB	US$
	(in thousands, except for share and per share data)		
Net income	8,887,595	9,235,661	1,320,684
Add:			
Share-based compensation expense[1]	318,692	229,250	32,782
Impairment of investment in equity investees[1]	931,367	–	–
Impairment of goodwill[1]	–	84,431	12,073
Loss/(Gain) on disposal of equity investees and subsidiaries, net of income taxes	12,705	(36,654)	(5,241)
Adjusted net income	10,150,359	9,512,688	1,360,298
Net income	8,887,595	9,235,661	1,320,684
Add:			
Depreciation	2,882,579	3,224,811	461,142
Amortization	140,827	154,667	22,117
Interest expenses	337,919	248,612	35,551
Income tax expenses	2,845,361	1,905,236	272,445
EBITDA	15,094,281	14,768,987	2,111,939
Add:			
Share-based compensation expense	318,692	229,250	32,782
Impairment of investment in equity investees	931,367	–	–
Impairment of goodwill	–	84,431	12,073
Loss/(Gain) on disposal of equity investees and subsidiaries	10,518	(37,034)	(5,296)
Adjusted EBITDA	16,354,858	15,045,634	2,151,498

(1)   Net of income taxes of nil

	For the year ended December 31,		
	2024	2025	
	RMB	*RMB*	*US$*
	(in thousands, except for share and per share data)		
Net income attributable to ordinary shareholders	8,816,835	**9,080,651**	**1,298,518**
Add:			
Share-based compensation expense[1]	318,692	**229,250**	**32,782**
Impairment of investment in equity investees[1]	931,367	**–**	**–**
Impairment of goodwill	–	**84,431**	**12,073**
Loss/(Gain) on disposal of equity investees and subsidiaries, net of income taxes	12,705	**(36,654)**	**(5,241)**
Adjusted net income attributable to ordinary shareholders	10,079,599	**9,357,678**	**1,338,132**
Weighted average shares used in calculating net earnings per ordinary share/ADS			
Basic	804,875,816	**797,634,860**	**797,634,860**
Diluted	838,441,916	**820,802,763**	**820,802,763**
Net earnings per share/ADS attributable to ordinary shareholders			
Basic	10.95	**11.38**	**1.63**
Diluted	10.70	**11.19**	**1.60**
Adjusted net earnings per share/ADS attributable to ordinary shareholders			
Basic	12.52	**11.73**	**1.68**
Diluted	12.20	**11.52**	**1.65**

(1)   Net of income taxes of nil

BUSINESS REVIEW AND OUTLOOK

Business Review during the Reporting Period

We are a leading and fast-growing express delivery company in China. We provide domestic and international express delivery services as well as other value-added logistics services through our extensive and reliable nationwide network coverage in China.

In 2025, we achieved solid financial and operating results as we continue to improve service quality and operational efficiency amidst intensified industry competition. Our revenue increased by 10.9% from RMB44,280.7 million for the year ended December 31, 2024 to RMB49,098.7 million for the same period in 2025, primarily due to an increase in express delivery demand driven by the growth of online consumption penetration and our mix shift towards higher-value customers.

Core Express Delivery Business

We derive a substantial part of our revenues from express delivery services that we provide to our network partners, which mainly include parcel sorting and line-haul transportation. We charge our network partners a network transit fee for each parcel that is processed through our network. In addition, we also directly provide express delivery services to certain enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to end consumers as well as associated returned parcels services. We also generate revenues from the sale of ancillary materials, such as portable barcode readers, thermal paper and ZTO-branded packing materials and uniforms, to our network partners.

We determine the level of pricing of our network transit fee based on the operating costs of our business while also considering other factors, including market conditions and competition as well as our service quality. The network transit fees we charge our network partners are primarily measured by (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route distance. The delivery service fees we charge the enterprise customers are also based on parcel weight and route distance.

Our network partners generally charge each parcel sender a delivery services fee directly. They have full discretion over the pricing of their services after taking into consideration certain of their costs, including the network transit fees we charge them and other factors, including market conditions and competition as well as their service quality. There has historically been decline in the delivery services fees charged by our network partners to parcel senders partially due to decreasing unit operational costs and market competition. We have been able to adjust the level of network transit fees based on market conditions and our operating costs.

Ecosystem of Integrated Solutions

We aim to become an integrated logistics service provider. Building on our core express delivery business, we are expanding our service offerings with a goal to build an ecosystem of express delivery, less-than-truckload (LTL), cross-border, warehousing, aviation, cold chain and commerce solutions. The expansion of our business channels enables us to capture diversified demand. We provide LTL logistics services with a focus on heavy cargo and international express delivery services in Southeast Asia, Africa and other countries; cross border including freight forwarding services; we also provide customers with integrated logistics solutions for warehousing, distribution and transportation.

Logistics Network and Infrastructure

Network Base

We operate a highly scalable and flexible network partnership model to buttress the significant growth of e-commerce in China. We pride ourselves in having established a solid and cohesive network base that covers 99% of cities and counties across China. As of December 31, 2025, we had over 6,000 direct network partners operating over 31,000 pickup and delivery outlets and approximately 100,000 last-mile posts nationwide.

We continuously seek to expand our network by connecting with new qualified network partners. We provide training to new partners to ensure quality of performance. We also support our network partners in their construction of last-mile posts, including to the countryside and rural areas, to enhance our last-mile presence and market penetration. Leveraging our experience and resources, we support the upgrading of their throughput capacity as well, which strengthens our service capabilities, sustains our competitiveness and fuels our long-term growth.

Logistics Infrastructure

Our expansive service network is supported by our mission-critical line-haul transportation and sorting infrastructure. As of December 31, 2025, our logistics infrastructure network comprised 93 sorting hubs with 781 automation lines and approximately 3,800 line-haul routes serviced by over 10,000 self-owned line-haul trucks, out of which more than 9,700 were high capacity 15 to 17-meter-long models.

To increase our parcel handling capacity and our ability to handle volume surges, we continuously invest in our logistical infrastructure of sorting hubs and line-haul fleets to effectively address logistical bottlenecks. Our automated sorting lines are a result of our continuous adoption of new technology solutions in automation hardware and software to increase operating efficiency. We also control the route planning and vehicle dispatch of our entire line-haul transportation network. Leveraging our technological know-how, we have systematically introduced mechanisms to increase the fleet load rates and transportation efficiency as parcel volume increased.

Technology Infrastructure

Our self-developed and centralized Zhongtian system is the technology backbone for the efficient management of our complex network operations and delivery services. It has over hundreds of modules with numerous functionalities and features covering all scenarios of our business and operations, including our operational management, network management, settlement, finance and other integrated systems and mobile apps connecting our network partners.

For instance, we have developed a suite of technologies and proprietary algorithms for real-time monitoring, order dispatchment and forecasting to support the high-throughput processing of over 100 million orders per day. Utilizing the accumulated big data of parcel traffic and volume, our intelligent routing algorithms are able to dynamically model and predict future parcel volume, and adjust manpower and transport resource allocation to achieve optimal transportation time and costs. We have also implemented key checkpoints throughout the service value chain aimed at the timely identification and rectification of logistical bottlenecks, so as to ensure the smooth end-to-end operation of our express delivery services.

The continuous digitization and intelligentization of our operations enable us to address mismatch between volume and delivery capacity, which optimizes dispatch schedules and improves order fulfilment rate, all while lowering our operating costs. Our continued efforts in upgrading our technology infrastructure to promote intelligent logistics have contributed to the decrease in our combined unit cost of sorting and transportation for the year ended December 31, 2025 compared to the same period in 2024.

Environment, Social and Governance (ESG)

The express delivery industry plays a critical role in reducing distribution costs and supporting the development of many related industries; it enables consumers to buy more and better products at lower cost; it helps merchants to reduce costs while improving efficiency and creating value; it improves the distribution of products and reduces logistics cost across the whole country, making manufacturing and agricultural industries more competitive.

ZTO has been proactively contributing to sustainable development for the benefit of our society and environment, while constantly enhancing corporate governance capability in areas such as compliance operations and risk control. Over the past twenty years, ZTO has evolved from serving ourselves to serving people and now to serving society, by continuing to build a platform that is increasingly beneficial to society, ZTO has accumulated more resources, connected and empowered more people, and achieved integrated development, cooperation and win-win together with all kinds of partners. As its express delivery business matures, ZTO is actively building an expansive ecosystem that will transform us into a comprehensive logistics supplier that will help the whole society reduce logistics costs. ZTO has taken the initiative to fulfill its social responsibilities, for instance by working to develop a more "green" express delivery service, guaranteeing safety, helping with economic development, and creating more value for society.

The Company has published our annual ESG reports since 2019, detailing our key initiatives and development in areas pertaining to environmental, social and corporate governance issues. The ESG reports are available at http://zto.investorroom.com/. The Company's ESG report for the year ended December 31, 2025 will be published together with its annual report for the year ended December 31, 2025 in due course.

Important Events after the Reporting Period

Declaration of Semi-Annual Dividend

The Board has approved a cash dividend of US$0.39 per ADS and ordinary share for the six months ended December 31, 2025, to holders of its ordinary shares and ADSs as of the close of business on April 8, 2026. The dividend payment represents a 40% dividend payout ratio. For holders of Class A and Class B ordinary shares, in order to qualify for entitlement to the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong no later than 4:30 p.m. on April 8, 2026 (Hong Kong Time). The payment date is expected to be April 22, 2026 for holders of Class A and Class B ordinary shares, and April 29, 2026 for holders of ADSs.

Offering of US$1.5 Billion Convertible Senior Notes

In February 2026, we completed an offering (the "**Notes Offering**") of US$1.5 billion in aggregate principal amount of convertible senior notes, with an interest rate of 0.925% per year (the "**Notes**"). We raise total net proceeds of US$1,404.1 million (equivalent to HK$10,970.1 million) from the Notes Offering, after deducting the initial purchasers' commissions and estimated offering expenses. The Company plans to use the net proceeds from the Notes Offering for the following purposes: (i) up to US$1,000 million for refinancing to fund near-term on-market repurchases (from time to time) of Class A ordinary shares and/or ADSs of the Company pursuant to its share repurchase program(s), subject to prevailing market conditions, as well as applicable laws and regulations; and (ii) approximately US$500 million to fund the Concurrent Share Repurchase, the premium of the Capped Call Transactions (as defined below), and for other general corporate purposes.

In connection with the pricing of the Notes, the Company entered into capped call transactions (the "**Capped Call Transactions**") with one or more initial purchasers and/or their respective affiliates and/or other financial institutions. The Capped Call Transactions are generally expected to reduce potential dilution to the Class A ordinary shares of the Company upon conversion of the Notes, and/or offset any cash payments the Company is required to make in excess of the principal amount of converted Notes, with such reduction of potential dilution and/or offset of cash payments, as the case may be, subject to a cap, and subject to the Company's ability to elect, subject to certain conditions, to settle the Capped Call Transactions in cash, in whole or in part.

Concurrently with the pricing of the Notes, we repurchased 18,254,400 Class A ordinary shares for an aggregate amount of HK$3,269,363,040 (the "**Concurrent Share Repurchase**") pursuant to our existing share repurchase program from certain purchasers of the Notes in off-market privately negotiated transactions.

Please refer to the announcements of the Company dated February 4, 2026 for more details of the Notes Offering, the Concurrent Repurchase and the Capped Call Transactions.

Share Repurchase Update and New Authorization

Completion of the Existing Share Repurchase Program

The Board initially approved its share repurchase program in November 2018. Following subsequent modifications, the program's aggregate authorization was increased to US$2.0 billion with an effective period through June 30, 2026 (the "**Existing Share Repurchase Program**"). As of December 31, 2025, the Company had repurchased an aggregate of 59,839,819 ADSs for US$1,397.65 million on the open market, including commissions. By February 28, 2026, taking into account the Concurrent Share Repurchase, the Company's total repurchases reached 85,467,295 Class A ordinary shares (including those in the form of ADSs). The US$2.0 billion Existing Share Repurchase Program is substantially completed.

Adoption of New Share Repurchase Program

On March 17, 2026, the Board approved a new share repurchase program (the "**New Program**"), authorizing the repurchase of up to US$1.5 billion of its shares over the next 24 months, effective from March 20, 2026, through March 20, 2028. The New Program is subject to the granting of a general mandate to repurchase shares by the Shareholders at the Company's annual general meeting(s) in accordance with the Listing Rules. Under the New Program, repurchases may be conducted from time to time through open market transactions or through other legally permissible means, depending on market conditions and in accordance with Rule 10b5-1 and/or Rule 10b-18 of the U.S. Securities Exchange Act of 1934, as amended, as well as the Listing Rules of the Hong Kong Stock Exchange. The Company expects to fund these repurchases utilizing its existing cash balance.

Enhanced Shareholder Return Plan

Since March 2024, the Company has maintained a semi-annual dividend policy with a payout ratio of no less than 40% of its prior year adjusted net income, or as otherwise authorized by the Board. To optimize capital allocation and further align the interests of our shareholders, the Board has approved an enhanced return mechanism. Starting from 2026, the Company targets an aggregate annual shareholder return ratio of no less than 50% of its adjusted net income for the prior fiscal year, comprising both cash dividends and share repurchases. The specific mix, timing, and execution of such returns will be determined under Board's direction and authorization, taking into account the Company's share price, operating results, and cash reserves, among other factors, to ensure a balanced and sustainable return.

Board and Committee Changes

Mr. Frank Zhen WEI has tendered his resignation as an independent non-executive director of the Company, as well as the chairman and a member of the compensation committee and nominating and corporate governance committee of the Board, due to his plan to commit more time on other professional endeavors, effective on March 18, 2026. Mr. WEI has confirmed that he has no disagreement with the Board and there is no matter in respect of his resignation that needs to be brought to the attention of the Shareholders of the Company or the Hong Kong Stock Exchange. The Company extends its sincere gratitude to Mr. WEI's service and wishes him the best in his future endeavors.

The Board has appointed (i) Mr. Herman YU as a member of the nominating and corporate governance committee, (ii) Mr. Qin Charles HUANG as the chairman of the nominating and corporate governance committee and (iii) Ms. Fang XIE as the chairman of the compensation committee. These changes will be effective on March 18, 2026.

Business Outlook

Since its establishment in 2002, ZTO has always adhered to the philosophy of shared-success, paid attention to infrastructure development and its efficient utilization to establish our competitive advantage, and we have consistently stayed relevant in promoting fair and equitable sharing of burden and benefits amongst all participants of our business endeavors. Our leading position at present in the express delivery industry in terms of service quality, scale and profitability is the result of the common goal and concerted win-win cooperation by everyone under the ZTO brand.

Looking ahead, we are confident in the growth prospects of China's express delivery industry. Staying practical and improving digitization and data-driven process improvements will continuously enhance ZTO's competitive edge; altruistic service mindset will propel us to grow our business big and strong as well as to take on greater responsibility towards the country and the society; the balanced approach and increases in service quality, scale and reach plus higher earnings will bring about meaningful payback to everyone who participates, supports and invests in us.

Based on current market and operating conditions, the Company expects its parcel volume for 2026 to increase by 10% to 13% year over year, representing a parcel volume range of 42.37 billion to 43.52 billion. Such estimates represent management's current and preliminary view, which are subject to change.

MANAGEMENT DISCUSSION AND ANALYSIS

Revenues

| | For the Year Ended December 31, | | |
	2024	2025	% of revenues
	(RMB in thousands, except percentages)		
Express delivery services	40,953,034	**45,726,365**	**93.1**
Freight forwarding services	885,410	**808,000**	**1.7**
Sale of accessories	2,300,392	**2,444,323**	**5.0**
Others	141,884	**119,979**	**0.2**
Total revenues	44,280,720	**49,098,667**	**100**

Core Express Delivery Business

Revenues from our core express delivery business increased by 11.3% from RMB43,395.3 million for the year ended December 31, 2024 to RMB48,290.7 million for the same period in 2025, as a result of a 13.3% growth in parcel volume and a 1.7% decrease in parcel unit price. A substantial part of such revenue is derived from services provided to our network partners, which mainly include parcel sorting and line-haul transportation. We charge our network partners a network transit fee for each parcel that is processed through our network. For the year ended December 31, 2025, such fees represented 71.7% of our total revenue from express delivery services. The remaining portion of our revenue from express delivery services was derived from enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to end consumers. Key account revenue, generated by direct sales organizations, increased by 111.8% mainly driven by increase in e-commerce return parcels.

Freight Forwarding Services

We provide freight forwarding services through the acquired business of China Oriental Express Co., Ltd., a major freight forwarding and international logistics service provider in Hong Kong and Shenzhen. For the year ended December 31, 2025, revenue from such services decreased by 8.7% compared to the same period in 2024.

Sale of Accessories and Others

Revenue from sale of accessories largely consisted of sales of thermal paper for digital waybills. For the year ended December 31, 2025, revenue from sale of accessories and others increased by 6.3% compared to the same period in 2024. Other revenues were mainly derived from financing services.

Cost of Revenues

The following table sets forth the components of our cost of revenues, in absolute amounts and as percentages of our revenues for the periods indicated:

	For the Year ended December 31,		
	2024	2025	% of revenue
	(RMB in thousands, except percentages)		
Line-haul transportation cost	13,966,446	**13,970,542**	**28.5**
Sorting hub operating cost	9,163,784	**9,837,678**	**20.0**
Freight forwarding cost	828,270	**760,308**	**1.5**
Cost of accessories sold	651,729	**577,950**	**1.2**
Other costs	5,953,399	**11,680,748**	**23.8**
Total cost of revenues	30,563,628	**36,827,226**	**75**

Total cost of revenues increased by 20.5% from RMB30,563.6 million for the year ended December 31, 2024 to RMB36,827.2 million for the year ended December 31, 2025.

- **Line haul transportation cost** was RMB13,970.5 million compared to RMB13,966.4 million in the same period of 2024. The unit transportation cost decreased by 12.2% or 5 cents mainly attributable to better economies of scale and improved load rate through more effective route planning.

- **Sorting hub operating cost** was RMB9,837.7 million, an increase of 7.4% from RMB9,163.8 million in the same period of 2024. The increase primarily consisted of (i) RMB432.5 million increase in labor-associated costs, a net result of wage increases partially offset by automation-driven efficiency improvement, and (ii) RMB276.6 million increase in depreciation and amortization costs associated with automation facilities and equipment upgrades. Sorting hub operating cost per unit decreased by 3.7% or 1 cent as automation and standardization in operating procedures plus effective performance evaluation continued to dig deep for productivity gain. As of December 31, 2025, 781 sets of automated sorting equipment were in service, compared to 596 sets as of December 31, 2024.

- **Freight forwarding cost** was RMB760.3 million, representing a decrease by 8.2% compared with RMB828.3 million in the same period of 2024 as freight forwarding revenue declined.

- **Cost of accessories sold** was RMB578.0 million, representing a decrease by 11.3% compared with RMB651.7 million in the same period of 2024.

- **Other costs** were RMB11,680.7 million, an increase of 96.2% from RMB5,953.4 million in 2024, which included an increase of RMB5,533.2 million for serving key account customers.

Gross Profit

Gross profit decreased by 10.5% from RMB13,717.1 million for the year ended December 31, 2024 to RMB12,271.4 million for the year ended December 31, 2025. Our gross profit margin decreased to 25.0% for the year ended December 31, 2025 from 31.0% for the same period of 2024.

Operating Expenses

Total operating expenses decreased by 7.4% to RMB1,796.6 million in the year ended December 31, 2025 from RMB1,940.2 million in the same period of 2024.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses decreased by 2.0% from RMB2,690.0 million for the year ended December 31, 2024 to RMB2,637.6 million for the year ended December 31, 2025. The decrease was primarily driven by RMB23.5 million decline in compensation and benefit expenses. SG&A as a percentage of total revenues decreased to 5.4% from 6.1% in the prior year, reflecting a further optimized corporate structure.

Other operating income, net. Our net other operating income increased by 12.2% from RMB749.8 million for the year ended December 31, 2024 to RMB841.0 million for the year ended December 31, 2025. Other operating income mainly consisted of (i) RMB547.6 million of government subsidies and tax rebates, (ii) RMB201.7 million of rental income, and (iii) RMB24.1 million ADR fee rebate.

Income from Operations

Our income from operations was RMB10,474.9 million for the year ended December 31, 2025, a decrease of 11.1% from RMB11,776.9 million for the same period last year. The operating margin rate decreased to 21.3% from 26.6% in the same period last year.

Other Income and Expense

Interest income. Our interest income decreased by 24.8% from RMB993.5 million for the year ended December 31, 2024 to RMB747.1 million for the year ended December 31, 2025.

Interest expense. Our interest expense decreased by 26.4% from RMB337.9 million for the year ended December 31, 2024 to RMB248.6 million for the year ended December 31, 2025.

Gain from fair value changes of financial instruments. Our gain from fair value changes of financial instruments decreased by 37.9% from RMB202.9 million for the year ended December 31, 2024 to RMB126.0 million for the year ended December 31, 2025. Such gain or loss from fair value changes of the financial instruments is quoted by commercial banks according to market-based estimation of future redemption prices.

Impairment of goodwill. Our impairment of goodwill was RMB84.4 million for the year ended December 31, 2025, related to the acquisition of China Oriental Express Co., Ltd.'s core freight forwarding business in October 2017. This non-recurring charge was recognized because the fair value of the acquired operations fell below its carrying amount during the second quarter of 2025.

Foreign currency exchange gain, before tax. Our foreign currency exchange gain, before tax was RMB1.5 million for the year ended December 31, 2025, compared with a loss of RMB17.9 million for the year ended December 31, 2024, mainly due to the fluctuation of the foreign currency-denominated bank deposits against the Chinese Renminbi.

Income Tax Expense

Our income tax expense decreased by 33.0% from RMB2,845.4 million for the year ended December 31, 2024 to RMB1,905.2 million for the year ended December 31, 2025. Overall income tax rate decreased by 7.1% for the year ended December 31, 2025 compared to the same period in 2024, mainly due to (i) an income tax refund of RMB375.8 million received in the third quarter of 2025 by Shanghai Zhongtongji Network Technology Co., Ltd, a wholly owned subsidiary of the Company, upon its recognition as a "Key Software Enterprise" qualifying for a preferential tax rate of 10% for tax year 2024, and (ii) a RMB138.3 million year-over-year decrease in withholding tax accruals on dividend payable to ZTO Express (Hong Kong) Limited, and (iii) in 2024, there was a RMB931.4 million non-deductible impairment of investment in equity investees, which had significantly increased the effective tax rate in 2024.

Net Income

As a result of the foregoing, our net income increased by 3.9% from RMB8,887.6 million for the year ended December 31, 2024 to RMB9,235.7 million for the year ended December 31, 2025. The increase was mainly driven by the provision for impairment charge last year, which included (i) RMB479.9 million related to the investment in Cainiao Smart Logistics Network Limited upon a tender offer repurchase, and (ii) RMB451.5 million of the investment in Zhejiang Yizhan Network Technology Co., Ltd., as the fair value was below the carrying amount.

Future Plans for Material Investments or Capital Asset

As of December 31, 2025, we did not have detailed future plans for material investments or capital assets.

Gearing Ratio

As of December 31, 2025, our gearing ratio was 26.2%, compared to 32.1% as of December 31, 2024, calculated by dividing total liabilities by total assets.

Liquidity and Capital Resources

Our principal sources of liquidity have been proceeds from cash flows from operating activities and financing activities. As of December 31, 2025, our cash and cash equivalents, restricted cash and short-term investments were RMB10,011.5 million, RMB29.1 million, and RMB15,620.9 million, respectively. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal or use or have maturities of three months or less when purchased. Restricted cash represents secured deposits held in designated bank accounts for issuance of bank acceptance notes, settlement of derivatives and commencement of construction. Short-term investments consist primarily of dual currency notes and deposits, investments in fixed deposits with maturities between three months and one year and wealth management products which we have the intent and the ability to hold to maturity within one year. As of December 31, 2025, approximately 79.6% of our cash and cash equivalents, restricted cash and short-term investments were held by subsidiaries and affiliated entities incorporated in China, and approximately 88.6% of our cash and cash equivalents, restricted cash and short-term investments were denominated in Renminbi.

As of December 31, 2025, we had outstanding principal amount of short-term bank borrowings and long-term borrowings of RMB10.9 billion and RMB18.0 million, respectively. The weighted average interest rate of short-term borrowings and long-term borrowings drawn were 1.13% and 2.40% for the year ended December 31, 2025. As of December 31, 2025, approximately 95.3% of our bank borrowings were denominated in Renminbi and approximately 99.8% of our bank borrowings were at fixed interest rates.

We believe that our existing cash and cash equivalents and anticipated cash flow from operations are sufficient to fund our operating activities, capital expenditures and other obligations for at least the next 12 months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional financing activities. The issuance and sale of additional equity would result in further dilution to our existing shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that may restrict our operations and ability to make distributions. However, financing may not be available in amounts or on terms acceptable to us, if at all. Although we consolidate the results of our consolidated affiliated entities, we only have access to the assets or earnings of our consolidated affiliated entities through the Contractual Arrangements.

Significant Investments

We did not make or hold any significant investments during the year ended December 31, 2025.

Material Acquisitions and Disposals

During the Reporting Period, we did not conduct any material acquisitions or disposals of subsidiaries, associates or joint ventures.

Pledge of Assets

As of December 31, 2025, our interest-bearing time deposits of RMB4.6 billion were used as pledge for the issuance of bank acceptance notes.

Foreign Exchange Risk

Our revenues, expenses and assets and liabilities are mainly denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk. To date, we have entered into some hedging transactions, such as foreign currency deposits, foreign currency forward contract and options, to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2025, we had RMB2,890.7 million of cash and cash equivalent, restricted cash and short-term investment that were denominated in U.S. dollars. If Renminbi had appreciated by 10% against the U.S. dollar, it would result in a decrease of RMB262.8 million in our cash and cash equivalents, restricted cash and short-term investment.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. Our exposure to interest rate risk also arises from our borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We have not been, and do not expect to be, exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

Contingent Liabilities

We had no material contingent liabilities as at December 31, 2025.

Capital Expenditures and Capital Commitment

In connection with the purchases of property and equipment, purchases of land use rights and the expansion of our self-owned truck fleet and upgrade of our equipment and facilities, we incurred capital expenditures of an aggregate of approximately RMB6.1 billion for the year ended December 31, 2025 (year ended December 31, 2024: RMB5.9 billion). We intend to fund our future capital expenditures with our existing cash balance and other financing alternatives. We will continue to make capital expenditures to support the growth of our business.

Our capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. Our capital commitments as of December 31, 2025 amounted to RMB4.4 billion. All of these capital commitments will be fulfilled based on the construction progress.

Employees and Remuneration

As of December 31, 2025, the Company had a total of 23,399 employees. The following table sets forth the total number of employees by function:

Functional Area	Number of Employees	% of Total
Sorting	7,492	32.0
Transportation	3,016	12.9
Management and Administration	4,585	19.6
Operation Support & Customer Service	6,906	29.5
Technology and Engineering	1,077	4.6
Sales and Marketing	323	1.4
Total	**23,399**	**100.0**

We believe we offer our employees competitive compensation packages and a merit-based work environment that encourages initiative, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

Our total remuneration cost of employees of the Group without share-based compensation expense incurred from the year ended December 31, 2025 was RMB3,312.8 million, as compared to RMB3,392.6 million for the year ended December 31, 2024.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We enter into standard labor agreements with our employees and, in addition, enter into confidentiality and non-compete agreements with our key employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the key employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes during the Reporting Period.

We have been continuously investing in training and education programs for employees. We provide formal and comprehensive company-level and department-level training to our new employees, followed by on-the-job training. We also provide training and development programs to our employees from time to time to ensure their awareness and compliance with our various policies and procedures. Some of the training is conducted jointly by departments serving different functions but working with or supporting each other in our day-to-day operations.

The Company had in place the cash incentive scheme through ZTO ES and the 2024 Plan during the Reporting Period. Further details in respect of the share incentive plans are set out in the annual report of the Company for the year ended December 31, 2024.

CORPORATE GOVERNANCE

Compliance with the CG Code

During the year ended December 31, 2025 and up to the date of this announcement, the Company has complied with all the code provisions as set forth in Part 2 of the CG Code in Appendix C1 to the Listing Rules, save for the following.

Pursuant to code provision C.2.1 of the CG Code, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. We do not have a separate chairman and chief executive officer and Mr. Meisong LAI currently performs these two roles. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

Compliance with the Model Code

The Company has adopted the Code for Dealings in Securities by Management (the "**Code**"), with terms no less exacting than the Model Code, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code and the Model Code during the year ended December 31, 2025 and up to the date of this announcement.

BOARD COMMITTEES

The Board has established four committees, namely, the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, and the Environmental, Social and Governance Committee for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written terms of reference. The terms of reference of the Board committees are available on the websites of the Company and the Hong Kong Stock Exchange.

Audit Committee

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the CG Code. The Audit Committee consists of two independent non-executive Directors, namely Mr. Herman YU, Mr. Qin Charles HUANG and a non-executive Director, namely Mr. Xing LIU. Mr. Herman YU is the chairman of the Audit Committee. We have determined that Mr. Herman YU, Mr. Xing LIU and Mr. Qin Charles HUANG each satisfies the "independence" requirements of Section 303A of the Corporate Governance Rules of the NYSE. We have determined that Mr. Herman YU (being our independent non-executive Director with the appropriate professional qualifications) qualifies as an "audit committee financial expert" and as the chairman of the Audit Committee. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of the Company. The Audit Committee is responsible for, among other things:

- appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

- reviewing with the independent auditors any audit problems or difficulties and management's response;

- discussing the annual audited financial statements with management and the independent auditors;

- reviewing and discussing with the independent auditors their annual audit plan, including the timing and scope of audit activities, and monitor such plan's progress and results during the year;

- reviewing with management, the Company's independent auditors and the Company's internal auditing department, the information which is required to be reported by the independent auditor;

- resolving all disagreements between the Company's independent auditors and management regarding financial reporting;

- reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

- reviewing and approving all proposed related party transactions;

- meeting separately and periodically with management and the independent auditors; and

- monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

The Audit Committee has reviewed our unaudited annual results for the year ended December 31, 2025 and has met with the independent auditor of the Company, Deloitte Touche Tohmatsu. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

The unaudited financial information disclosed in this announcement is preliminary. The audit of the financial statements and related notes to be included in the Company's annual report to shareholders for the year ended December 31, 2025 is still in progress. The figures in respect of the Company's unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive income, and unaudited condensed consolidated statements of cash flows and the related notes thereto as of and for the year ended December 31, 2025 as set out in the preliminary announcement have been agreed by the Company's auditor, Messrs. Deloitte Touche Tohmatsu, to the amounts set out in the Company's unaudited consolidated financial statements for the year as approved by the Board on 17 March, 2026. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement and consequently no opinion or assurance conclusion has been expressed by Messrs. Deloitte Touche Tohmatsu on the preliminary announcement.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company's audited financial statements and this preliminary unaudited financial information.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company's Listed Securities

Repurchase of Convertible Senior Notes

In August 2022, we completed an offering of US$1 billion in aggregate principal amount of convertible senior notes due 2027 (the "**2027 Notes**"). The 2027 Notes bear interest at a rate of 1.50% per year, payable semi-annually in arrears on March 1 and September 1 of each year, beginning on March 1, 2023. The 2027 Notes will mature on September 1, 2027, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. Holders may convert the 2027 Notes at any time prior to the close of business on the fifth scheduled trading day immediately preceding the maturity date. Upon conversion, the Company will pay or deliver, as the case may be, cash, the Company's ADSs, each currently representing one Class A ordinary share, or a combination of cash and ADSs, at its election.

In August 2025, the Company completed the repurchase right offer of the 2027 Notes. An aggregate principal amount of US$982.3 million of the 2027 Notes was validly surrendered and repurchased with an aggregate cash consideration of US$982.3 million. Further details of the repurchase of the 2027 Notes are set out in the overseas regulatory announcements dated July 30, 2025 and August 31, 2025, and the next day disclosure return dated September 3, 2025.

Repurchase of ADSs

During the Reporting Period, the Company repurchased a total of 9,293,112 ADSs on the NYSE (representing the same number of Class A ordinary shares (the "**Repurchased Shares**")) for an aggregate consideration of US$175,495,567.17 (before expense). As at the date of this announcement, all the Repurchased Shares have been cancelled.

Particulars of the repurchases made by the Company during Reporting Period are as follows:

NYSE

Month 2025	Number of ADSs repurchased	Highest price paid per ADS	Lowest price paid per ADS	Total consideration paid (before expense)
		(US$)	*(US$)*	*(US$)*
January	352,791	18.00	17.90	6,341,912.13
September	2,020,008	19.94	18.76	38,964,281.78
October	4,266,400	18.99	18.11	80,166,324.75
November	2,653,913	18.99	18.32	50,023,048.51

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed (including sale of treasury shares as defined under the Listing Rules) on the Hong Kong Stock Exchange or the NYSE during the Reporting Period. The Company did not hold any treasury shares as defined under the Listing Rules as at December 31, 2025.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2024 and 2025
(Amounts in thousands, except for share and per share data)

	Notes	As of December 31, 2024 RMB	2025 RMB	US$ (Note 2)
ASSETS				
Current assets				
Cash and cash equivalents		13,465,442	**10,011,533**	**1,431,630**
Restricted cash		37,517	**29,129**	**4,165**
Accounts receivable, net	3	1,503,706	**1,287,475**	**184,106**
Financing receivables, net		1,178,617	**674,880**	**96,507**
Short-term investment		8,848,447	**15,620,892**	**2,233,758**
Inventories		38,569	**40,648**	**5,813**
Advances to suppliers		783,599	**719,277**	**102,855**
Prepayments and other current assets		4,329,664	**5,102,997**	**729,719**
Amounts due from related parties		168,160	**477,865**	**68,334**
Total current assets		30,353,721	**33,964,696**	**4,856,887**
Investments in equity investees		1,871,337	**1,951,910**	**279,119**
Property and equipment, net		33,915,366	**35,433,509**	**5,066,924**
Land use rights, net		6,170,233	**6,762,240**	**966,987**
Intangible assets, net		17,043	**52,758**	**7,544**
Operating lease right-of-use assets		566,316	**398,082**	**56,925**
Goodwill		4,241,541	**4,157,111**	**594,459**
Deferred tax assets		984,567	**1,103,655**	**157,821**
Long-term investment		12,017,755	**5,221,110**	**746,609**
Long-term financing receivables, net		861,453	**1,039,946**	**148,710**
Other non-current assets		919,331	**938,980**	**134,272**
Amounts due from related parties-non current		421,667	**–**	**–**
TOTAL ASSETS		92,340,330	**91,023,997**	**13,016,257**
LIABILITIES AND EQUITY				
Current liabilities				
Short-term bank borrowings		9,513,958	**10,934,419**	**1,563,601**
Accounts payable	4	2,463,395	**2,577,229**	**368,539**
Advances from customers		1,565,147	**1,833,131**	**262,134**
Income tax payable		488,889	**279,541**	**39,974**
Amounts due to related parties		202,766	**796,660**	**113,921**
Operating lease liabilities, current		183,373	**139,787**	**19,989**
Dividends payable		14,134	**19,659**	**2,811**
Convertible senior notes		7,270,081	**–**	**–**
Other current liabilities		6,571,492	**6,288,714**	**899,273**

	Notes	As of December 31,		
		2024	2025	
		RMB	RMB	US$
				(Note 2)
Total current liabilities		28,273,235	**22,869,140**	**3,270,242**
Long-term bank borrowing		–	**18,000**	**2,574**
Non-current operating lease liabilities		377,717	**261,257**	**37,359**
Deferred tax liabilities		1,014,545	**615,073**	**87,954**
Convertible senior notes		–	**124,114**	**17,748**
Total Liabilities		29,665,497	**23,887,584**	**3,415,877**
Shareholders' equity				
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized; 810,339,182 shares issued and 798,622,719 shares outstanding as of December 31, 2024; 795,528,169 shares issued and 790,812,316 shares outstanding as of December 31, 2025)	8	523	**513**	**73**
Additional paid-in capital		24,389,905	**24,000,698**	**3,432,054**
Treasury shares, at cost (7,774,535 and 1,801,637 shares as of December 31, 2024 and 2025, respectively)		(1,131,895)	**(254,480)**	**(36,390)**
Retained earnings		39,098,553	**42,918,864**	**6,137,316**
Accumulated other comprehensive loss		(294,694)	**(281,266)**	**(40,220)**
ZTO Express (Cayman) Inc. shareholders' equity		62,062,392	**66,384,329**	**9,492,833**
Non-controlling interests		612,441	**752,084**	**107,547**
Total Equity		62,674,833	**67,136,413**	**9,600,380**
TOTAL LIABILITIES AND EQUITY		92,340,330	**91,023,997**	**13,016,257**

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2025
(Amounts in thousands, except for share and per share data)

	Notes	Year ended December 31, 2024	2025	
		RMB	RMB	US$
				(Note 2)
Revenues		44,280,720	**49,098,667**	**7,021,016**
Cost of revenues		(30,563,628)	**(36,827,226)**	**(5,266,223)**
Gross profit		13,717,092	**12,271,441**	**1,754,793**
Operating (expenses)/income				
Selling, general and administrative		(2,690,017)	**(2,637,560)**	**(377,166)**
Other operating income, net		749,784	**840,980**	**120,259**
Total operating expenses		(1,940,233)	**(1,796,580)**	**(256,907)**
Income from operations		11,776,859	**10,474,861**	**1,497,886**
Other income/(expenses)				
Interest income		993,535	**747,072**	**106,830**
Interest expense		(337,919)	**(248,612)**	**(35,551)**
Gain from fair value changes of financial instruments		202,886	**126,038**	**18,023**
(Loss)/Gain on disposal of equity investees and subsidiaries and others		(10,518)	**37,034**	**5,296**
Impairment of investment in equity investees		(931,367)	**–**	**–**
Impairment of goodwill		–	**(84,431)**	**(12,073)**
Foreign currency exchange (loss)/gain		(17,930)	**1,542**	**221**
Income before income tax and share of gain in equity method investments		11,675,546	**11,053,504**	**1,580,632**
Income tax expense	5	(2,845,361)	**(1,905,236)**	**(272,445)**
Share of gain in equity method investments		57,410	**87,393**	**12,497**

	Notes	Year ended December 31,		
		2024	2025	
		RMB	*RMB*	*US$*
				(Note 2)
Net income		8,887,595	**9,235,661**	**1,320,684**
Net income attributable to non-controlling interests		(70,760)	**(155,010)**	**(22,166)**
Net income attributable to ZTO Express (Cayman) Inc.		8,816,835	**9,080,651**	**1,298,518**
Net income attributable to ordinary shareholders		8,816,835	**9,080,651**	**1,298,518**
Net earnings per share attributable to ordinary shareholders	7			
Basic		10.95	**11.38**	**1.63**
Diluted		10.70	**11.19**	**1.60**
Weighted average shares used in calculating net earnings per ordinary share/ADS				
Basic		804,875,816	**797,634,860**	**797,634,860**
Diluted		838,441,916	**820,802,763**	**820,802,763**
Net income		8,887,595	**9,235,661**	**1,320,684**
Other comprehensive (loss)/gain, net of tax of nil				
Foreign currency translation adjustment		(103,970)	**13,428**	**1,920**
Comprehensive income		8,783,625	**9,249,089**	**1,322,604**
Comprehensive income attributable to non-controlling interests		(70,760)	**(155,010)**	**(22,166)**
Comprehensive income attributable to ZTO Express (Cayman) Inc.		8,712,865	**9,094,079**	**1,300,438**

The accompanying notes are an integral part of these condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024 and 2025
(Amounts in thousands, except for share and per share data)

	Year ended December 31,		
	2024	2025	
	RMB	RMB	US$
			(Note 2)
Cash flows from operating activities			
Net cash provided by operating activities	11,429,436	11,968,419	1,711,461
Cash flows from investing activities			
Purchases of property and equipment	(5,208,156)	(5,214,279)	(745,632)
Purchases of land use rights	(693,973)	(860,089)	(122,991)
Purchases of short-term investment	(13,732,405)	(15,108,228)	(2,160,448)
Maturity of short-term investment	15,705,822	16,565,265	2,368,801
Purchases of long-term investment	(3,918,647)	(1,360,000)	(194,477)
Maturity of long-term investment	836,137	252	36
Net cash received from disposal of equity investees	719,777	107	15
Net cash returned from the investments in equity investees	–	686,293	98,139
Net cash (out)/in in relation to disposal of subsidiaries	(3,179)	220,406	31,518
Others	313,900	243,167	34,772
Net cash used in investing activities	(5,980,724)	(4,827,106)	(690,267)
Cash flows from financing activities			
Capital contribution from non-controlling interest shareholder	20,342	9,092	1,300
Proceeds from short-term borrowings	19,712,958	18,322,010	2,620,013
Repayment of short-term borrowings	(17,965,557)	(16,899,802)	(2,416,641)
Proceeds from long-term borrowings	–	216,000	30,888
Repayment of long-term borrowings	–	(177,500)	(25,382)
Repurchase of ordinary shares	(1,157,472)	(1,252,741)	(179,140)
Payment of dividends	(5,605,451)	(3,755,452)	(537,022)
Repurchase of convertible senior notes	–	(7,003,850)	(1,001,537)
Others	–	(24,960)	(3,569)
Net cash used in financing activities	(4,995,180)	(10,567,203)	(1,511,090)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	26,105	(58,340)	(8,343)
Net change in cash, cash equivalents and restricted cash	479,637	(3,484,230)	(498,239)
Cash, cash equivalents and restricted cash at beginning of year	13,051,310	13,530,947	1,934,900
Cash, cash equivalents and restricted cash at end of year	13,530,947	10,046,717	1,436,661

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	As of December 31,		
	2024	2025	
	RMB	RMB	US$
			(Note 2)
Cash and cash equivalents	13,465,442	10,011,533	1,431,630
Restricted cash	37,517	29,129	4,165
Restricted cash, non-current [1]	27,988	6,055	866
Total cash, cash equivalents, and restricted cash shown in the statements of cash flows	13,530,947	10,046,717	1,436,661

Note:

(1)   The non-current restricted cash is included in other non-current assets on the condensed consolidated balance sheets.

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2025
(Amounts in thousands, except for share and per share data)

1.   ORGANIZATION AND PRINCIPAL ACTIVITIES

ZTO Express (Cayman) Inc. (the "**Company**") was incorporated under the laws of Cayman Islands on April 8, 2015. The Company, its subsidiaries and its variable interest entity and subsidiaries of variable interest entity ("**VIE**") (collectively also referred to as the "**Group**") are principally engaged in express delivery services in the People's Republic of China (the "**PRC**") through a nationwide network partner model.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("**U.S. GAAP**") for annual financial information and the disclosure requirements of the Rules Governing the Listing of Securities on The HKEx, as amended, supplemented or otherwise modified from time to time (the "**HK Listing Rules**"). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

(b)   Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE. All intercompany transactions and balances have been eliminated on consolidation.

The Group evaluates the need to consolidate its VIE of which the Group is the primary beneficiary. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

The Group believes that there are no assets held in the consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and the PRC statutory reserves. As the consolidated VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Group for any of the liabilities of the consolidated VIE.

Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Group in the form of loans and advances or cash dividends.

(c)   Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and other relevant factors.

(d)   Convenience translation

The Group's business is primarily conducted in the PRC and almost all of the Group's revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, solely for the convenience of the readers outside the PRC. Translations of the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive income and unaudited condensed consolidated statements of cash flows from RMB into US dollars as of and for the year ended December 31, 2025 were calculated at the rate of US$1.00= RMB6.9931 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation was made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

(e)   Revenue recognition

Disaggregation of revenue

| | Year ended December 31, | | | | |
| | 2024 | | 2025 | | |
	RMB	*%*	*RMB*	*US$*	*%*
Express delivery services	40,953,034	92.5	**45,726,365**	**6,538,783**	**93.1**
Freight forwarding services	885,410	2.0	**808,000**	**115,542**	**1.7**
Sale of accessories	2,300,392	5.2	**2,444,323**	**349,534**	**5.0**
Others	141,884	0.3	**119,979**	**17,157**	**0.2**
Total revenues	44,280,720	100.0	**49,098,667**	**7,021,016**	**100.0**

Contract assets and liabilities

Contract assets include billed and unbilled receivables resulting from in-transit parcels, which were recorded in accounts receivable and not material as of December 31, 2024 and 2025.

Contract liabilities consist of advance payments, which were recorded in advances from customers and not material as of December 31, 2024 and 2025.

(f)   Income taxes

The Group accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position.

(g)   Earnings per share

Basic earnings per share are computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method). Ordinary share equivalents are excluded from the computation of diluted earnings per ordinary share if their effects would be anti-dilutive.

On October 27, 2016, the Group's shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Group's authorized share capital were reclassified and redesignated into Class A ordinary shares and Class B ordinary shares. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right, as such, this dual class share structure has no impact to the earnings per share calculation. Basic earnings per share and diluted earnings per share are the same for each Class A ordinary shares and Class B ordinary shares.

3.   ACCOUNTS RECEIVABLE, NET

	As of December 31,		
	2024	2025	
	RMB	RMB	US$
Accounts receivable, gross	1,539,338	1,317,517	188,402
Less: Allowance for credit losses	(35,632)	(30,042)	(4,296)
Total	1,503,706	1,287,475	184,106

The following is an analysis of accounts receivables by age, presented based on the invoice date, which approximated the revenue recognition date.

	As of December 31,		
	2024	2025	
	RMB	RMB	US$
Within 6 months	1,366,198	1,190,070	170,178
Between 6 months and 1 year	49,799	40,004	5,720
Between 1 year and 2 years	48,687	31,943	4,568
More than 2 years	74,654	55,500	7,936
Accounts receivable, gross	1,539,338	1,317,517	188,402

4. ACCOUNTS PAYABLE

An aging analysis of the accounts payable as of December 31, 2024 and December 31, 2025, based on the invoice date or inception date at the end of the reporting period, is as follows:

	As of December 31,		
	2024	2025	
	RMB	*RMB*	*US$*
Within 6 months	2,448,751	**2,569,800**	**367,477**
Between 6 months and 1 year	9,154	**4,308**	**616**
Between 1 year and 2 years	2,840	**1,183**	**169**
More than 2 years	2,650	**1,938**	**277**
Total	2,463,395	**2,577,229**	**368,539**

5. INCOME TAX

The current and deferred portion of income tax expenses included in the condensed consolidated statements of comprehensive income, which were substantially attributable to the Group's subsidiaries are as follows:

	Year ended December 31,		
	2024	2025	
	RMB	*RMB*	*US$*
Current tax expenses	2,552,819	**2,441,463**	**349,125**
Deferred tax expenses/(benefit)	292,542	**(536,227)**	**(76,680)**
Total	2,845,361	**1,905,236**	**272,445**

The Group's effective tax rate for the year ended December 31, 2024 and 2025 were 24.37% and 17.24%, respectively.

6. SHARE-BASED COMPENSATION

Employee Share Holding Platform

In June 2016, the Group established an employee share holding platform (the "**Share Holding Platform**"). ZTO ES Holding Limited ("**ZTO ES**"), a British Virgin Islands company was established as a holding vehicle for the Group's Share Holding Platform. Four limited liability partnerships ("**LLPs**") were established in the PRC as the shareholders of ZTO ES. ZTO ES and the LLPs have no activities other than administering the plan and does not have employees.

On June 28, 2016, the Company issued 16 million ordinary shares to ZTO ES. The dividend rights associated with these 16 million ordinary shares were waived until the economic interests in the ordinary shares are granted to the employees, through transfer of interests in the LLPs. ZTO ES abstains from voting on matters that require shareholders' approval for all the shares of the Company held by ZTO ES. At the request of the employee and in accordance with the terms of the ZTO ES mandate, ZTO ES may decide to sell the Company's ordinary shares held in connection with the limited partnership interest owned by the employee and remit the proceeds to the employee. The other shareholder's rights associated with the Company's ordinary shares held by the partnership may be exercised by the general partner of these LLPs. The Company referred to these limited partner's partnership interests as ordinary share units and five ordinary share units correspond to the indirect economic interest in one ordinary share of the Company.

In March 2024 and 2025, 6,027,415 and 5,138,560 ordinary share units corresponding to 1,205,483 and 1,027,712 Company's ordinary shares were granted to certain officers and employees, respectively. The consideration was nil for each of two years. These share awards vested and exercised immediately upon grant. The Group recorded the share-based compensation of RMB183,175 and RMB149,362 based on the market price at US$21.02 and US$20.05 of ordinary shares on the grant dates, in selling, general and administrative expenses in the unaudited condensed consolidated statements of comprehensive income for the years ended December 31, 2024 and 2025, respectively.

2016 Share Incentive Plan

In June 2016, the Board also approved the 2016 share incentive plan (the "**2016 Share Incentive Plan**") in order to provide appropriate incentives to directors, executive officers and other employees of the Group. With effect from May 1, 2023, the scheme limit of the 2016 Share Incentive Plan was capped at the existing size of the share award pool as at December 31, 2022, i.e. 21,000,000 shares. The 2016 Share Incentive Plan was terminated in 2024. There were no outstanding awards under the 2016 Share Incentive Plan as of December 31, 2024.

2024 Share Incentive Plan

In March 2024, the Board approved the 2024 share incentive plan (the "**2024 Share Incentive Plan**") in order to provide appropriate incentives to directors, employees, and consultants of the Group, pursuant to which the maximum number of shares of the Group underlying the awards to be granted under the 2024 Share Incentive Plan shall be 30,000,000 Class A ordinary shares, subject to adjustment and/or update by the Board.

Restricted share units ("RSUs")

In March 2024, the Group granted 743,366 restricted share units ("**RSU**") at par value to certain directors, executive offices and employees pursuant to the 2016 Share Incentive Plan. These grants are vested immediately upon grant. The Group recorded the share-based compensation of RMB112,956 based on the market price of ordinary shares at US$21.02 on the grant date for the year ended December 31, 2024.

In March 2025, the Group granted 454,997 RSU at par value to certain directors, executive offices and employees pursuant to the 2024 Share Incentive Plan. These grants are vested immediately upon grant. The Group recorded the share-based compensation of RMB66,127 based on the market price of ordinary shares at US$20.05 on the grant date for the year ended December 31, 2025.

Share Options

On March 22, 2024, the Group granted 916,200 share options to certain directors, executive offices and employees pursuant to the 2024 Share Incentive Plan. The exercise price is US$21.88. The options will be vested 33%, 33% and 34% on each of three anniversary dates from the grant date, respectively. The options have a contractual term of ten years.

The closing price of the Group's shares immediately before March 22, 2024, the date of grant, was US$21.67 per share. The weighted-average grant date fair value for options granted to directors and employees was US$6.7 per share, computed using the binomial option pricing model. The binomial option pricing model requires the input of subjective assumptions including the expected stock price volatility and the expected price multiple at which employees are likely to exercise stock options. Expected volatilities are based on the average historical equity volatility of the Group. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The fair value of stock options was estimated using the following significant assumptions:

	2024
Spot price (US$)	21.02
Exercise price (US$)	21.88
Life of option	10 years
Risk free rate	4.22%
Expected volatility	35.00%
Dividend yield	2.95%
Post-vesting forfeiture rate	5.55%~6.39%
Exercise multiple	1.5x~2.0x

The following table summarized the Group's share option activity under the option plans

	Number of Options	Weighted Average Exercise Price US$ per share	Weighted Average Remaining Contractual Life Years	Aggregate Intrinsic Value US$
Share options outstanding as of January 1, 2025	916,200	21.88	9.23	–
Granted	–			
Exercised	–			
Forfeited	29,952			
Share options outstanding as of December 31, 2025	886,248	21.88	8.23	–
Share options exercisable as of December 31, 2025	292,462	21.88	8.23	–

The total share-based compensation expenses relating to these options was RMB22,561 and RMB13,761 during the years ended December 31, 2024 and 2025, respectively. As of December 31, 2025, there was RMB6,786 of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 1.23 years.

7. **EARNINGS PER SHARE**

Basic and diluted earnings per share for each of the periods presented are calculated as follows:

	Year ended December 31,		
	2024	2025	
	RMB	RMB	US$
Numerator:			
Net income attributable to ordinary shareholders – basic	8,816,835	9,080,651	1,298,518
Plus: Interest expense of convertible senior notes	150,512	101,495	14,514
Net income attributable to ordinary shareholders – diluted	8,967,347	9,182,146	1,313,032
Shares (Denominator):			
Weight average ordinary shares outstanding – basic	804,875,816	797,634,860	797,634,860
Plus: Dilutive effect of convertible senior notes	33,566,100	23,167,903	23,167,903
Weight average ordinary shares outstanding – diluted	838,441,916	820,802,763	820,802,763
Earnings per share – basic	10.95	11.38	1.63
Earnings per share – diluted	10.70	11.19	1.60

3,941,928 and 2,914,216 ordinary shares transferred to ZTO ES were considered issued but not outstanding as of December 31, 2024 and December 31, 2025, respectively, and therefore not included in the calculation of basic and dilutive earnings per share.

For the years ended December 31, 2024 and 2025, 916,200 and 886,248 options were excluded from the diluted earnings per share calculations because they were anti-dilutive, respectively. These share-based awards could become dilutive in the future.

8. **REPURCHASE OF ORDINARY SHARES**

The Board has approved its share repurchase program in November 2018 and made subsequent modifications, whereby the latest modification increased the aggregate value of shares that may be repurchased to US$2.0 billion and extended the effective period through June 30, 2026. As of December 31, 2025, the Company has purchased an aggregate of 59,839,819 shares at an average purchase price of US$23.36, including repurchase commissions.

9. **DIVIDENDS**

On March 19, 2024, a dividend in respect of the year ended 31 December 2023 of US$0.62 per ordinary share, in an aggregate amount of US$500,134 (RMB3,600,516), had been approved by the Board of directors of the Company.

On August 20, 2024, an interim dividend in respect of the six months ended 30 June 2024 of US$0.35 per ordinary share, in an aggregate amount of US$282,239 (RMB2,012,929), had been approved by the Board of directors of the Company.

On March 18, 2025, a cash dividend in respect of the six months ended December 31, 2024 of US$0.35 per ordinary share, in an aggregate amount of US$279,913 (RMB2,023,602), had been approved by the Board of directors of the Company.

On August 19, 2025, an interim dividend in respect of the six months ended 30 June 2025 of US$0.30 per ordinary share, in an aggregate amount of US$239,926 (RMB1,718,732), had been approved by the Board of directors of the Company.

On March 17, 2026, the Board approved a cash dividend of US$0.39 per ADS and ordinary share for the six months ended December 31, 2025, to holders of its ordinary shares and ADSs as of the close of business on April 8, 2026.

PUBLICATION OF THE ANNUAL RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This annual results announcement is published on the websites of the Hong Kong Stock Exchange (https://www.hkexnews.hk) and the Company (https://zto.investorroom.com/). The annual report of the Company for the year ended December 31, 2025 will be made available for review on the same websites in due course.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context indicates otherwise:

"2024 Plan"	the Company's share incentive plan adopted on March 19, 2024 as amended from time to time
"ADS(s)"	American depositary share(s) (each representing one Class A ordinary share of the Company)
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Audit Committee"	the audit committee of the Board
"Auditor"	Deloitte Touche Tohmatsu, the independent auditor of the Company
"Board"	the board of Directors
"CG Code"	the Corporate Governance Code as set out in Appendix C1 to the Listing Rules
"China" or "PRC"	the People's Republic of China
"Class A ordinary shares"	Class A ordinary shares of the share capital of the Company with a par value of US$0.0001 each, giving a holder of a Class A ordinary share one vote per share on any resolution tabled at the Company's general meeting
"Class B ordinary shares"	Class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to 10 votes per share on any resolution tabled at the Company's general meeting
"Company" or "ZTO"	ZTO Express (Cayman) Inc., a company incorporated in the Cayman Islands on April 8, 2015 as an exempted company and, where the context requires, its subsidiaries and consolidated affiliated entities from time to time

"Compensation Committee"	the compensation committee of the Board
"Contractual Arrangements"	variable interest entity structure and, where the context requires, the agreements underlying the structure, which the Company relies on to provide mail delivery services in China mainly through its consolidated affiliated entities and subsidiaries
"Director(s)"	the director(s) of the Company
"Environmental, Social and Governance Committee"	the environmental, social and governance committee of the Board
"ESG"	environmental, social and governance
"Group", "the Group", "we" or "us"	the Company and its subsidiaries and consolidated affiliated entities from time to time
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules
"Nominating and Corporate Governance Committee"	the nominating and corporate governance committee of the Board
"NYSE"	New York Stock Exchange
"ordinary share(s)"	Class A and Class B ordinary share(s) of the Company, par value US$0.0001 per share
"Reporting Period"	the year ended December 31, 2025

"RMB" or "Renminbi"	Renminbi yuan, the lawful currency of China
"Share(s)"	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires
"Shareholder(s)"	holder(s) of the Share(s)
"subsidiary(ies)"	has the meaning ascribed to it under the Listing Rules
"U.S."	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
"US$" or "U.S. dollars"	United States dollars, the lawful currency of the United States
"U.S. GAAP"	accounting principles generally accepted in the United States
"weighted voting right" or "WVR"	has the meaning ascribed to it under the Listing Rules
"ZTO ES"	Zto Es Holding Limited, a company incorporated in the British Virgin Islands
"%"	per cent

By order of the Board
ZTO Express (Cayman) Inc.
Meisong LAI
Chairman

Hong Kong, March 18, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. Meisong LAI as the chairman and executive director, Mr. Jilei WANG and Mr. Hongqun HU as executive directors, Mr. Xing LIU and Ms. Di XU as non-executive directors, Mr. Qin Charles HUANG, Mr. Herman YU and Ms. Fang XIE as independent non-executive directors.